SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                   Yahoo! Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                    984332106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 24, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      High River Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      15,113,025

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      15,113,025

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,113,025

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.09%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      15,113,025

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      15,113,025

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,113,025

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.09%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      15,113,025

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      15,113,025

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,113,025

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.09%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      27,476,810

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      27,476,810

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      27,476,810

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.98%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund II LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      8,310,918

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      8,310,918

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,310,918

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.60%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund III LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,177,317

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      3,177,317

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,177,317

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.23%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      38,965,045

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      38,965,045

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,965,045

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.81%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      21,487,054

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      21,487,054

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      21,487,054

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.55%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      21,487,054

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      21,487,054

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      21,487,054

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.55%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      60,452,099

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      60,452,099

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      60,452,099

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.36%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      60,452,099

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      60,452,099

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      60,452,099

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.36%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      60,452,099

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      60,452,099

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      60,452,099

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.36%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      60,452,099

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      60,452,099

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      60,452,099

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.36%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      60,452,099

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      60,452,099

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      60,452,099

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.36%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  984332106

1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      40,000

8  SHARED VOTING POWER
      75,565,124

9  SOLE DISPOSITIVE POWER
      40,000

10 SHARED DISPOSITIVE POWER
      75,565,124

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      75,605,124

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.45%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Shares"), issued by Yahoo! Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 701 First Avenue, Sunnyvale, California 94089.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl C. Icahn's  present  principal  occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons hold, in the aggregate, 75,605,124 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $1,783,774,263 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Part of the purchase price of the Shares purchased by each of the Reporting Persons was obtained through margin borrowing. Such margin accounts may from time to time have debit balances. As of December 3, 2008, the indebtedness of: (i) High River's margin account was approximately $294,879,263; (ii) Icahn Master's margin account was approximately $177,290,858; (iii) Icahn Master II's margin account was approximately
$64,989,831;   (iv)  Icahn  Master  III's  margin   account  was   approximately
$21,463,805;   and  (v)  Icahn  Partners'   margin  account  was   approximately
$27,929,848.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares referenced in Item 5(c) below from November 24, 2008 through November 26, 2008, because they believed that the Shares were undervalued.

     Mr. Carl Icahn, who controls the Reporting Persons, is a director of the Issuer, having been selected on August 1, 2008, pursuant to an arrangement with the Issuer settling the proxy contest between the Reporting Persons and the Issuer. A copy of the Settlement Agreement is filed herewith as an exhibit and incorporated herein by reference. Mr. Icahn has informed the Issuer from time to time after his selection as a director that, as a major stockholder of the Issuer, he is in favor of pursuing a transaction with Microsoft relating to the Issuer's search business, for consideration to be negotiated by the parties upon appropriate terms to be agreed upon by them. Mr. Icahn has also had discussions with Microsoft regarding such a transaction but there are no understandings, written or oral, between Microsoft and the Reporting Persons.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities, notes or instruments (collectively, "Securities") of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 75,605,124 Shares, representing approximately 5.45% of the Issuer's outstanding Shares (based upon the 1,387,717,417 Shares stated to be outstanding as of October 31, 2008 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008 for the quarterly period ended September 30, 2008).

     (b) High River has sole voting power and sole dispositive power with regard to 15,113,025 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn
Master has sole voting power and sole dispositive power with regard to 27,476,810 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 8,310,918 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 3,177,317 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 21,487,054 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Mr. Icahn may be deemed to have sole voting power and sole dispositive power with regard to 40,000 Shares (consisting of 10,000 restricted stock units and an option to purchase 30,000 Shares, each granted to Mr. Icahn under the Issuer's 1996 Directors' Stock Plan and subject to vesting).

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of the Reporting Persons (other than Mr. Icahn) disclaims beneficial ownership of all Shares as to which Mr. Icahn has sole voting power and sole dispositive power.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.


Name of                  Date of           No. of  Shares      Purchase Price
Reporting Person         Transaction       Purchased           Per Share (U.S.$)
------------------ ---------------------- -------------------- ----------------
High River             November 24, 2008              739,436           9.7988
----------------------------------------  -------------------- ----------------
High River             November 25, 2008              540,956           9.9678
------------------ ---------------------- -------------------- ----------------
High River             November 26, 2008               75,369           9.9988
------------------ ---------------------- -------------------- ----------------
Icahn Master           November 24, 2008            2,558,447           9.7988
------------------ ---------------------- -------------------- ----------------
Icahn Master           November 25, 2008            1,082,819           9.9678
------------------ ---------------------- -------------------- ----------------
Icahn Master           November 26, 2008              137,025           9.9988
------------------ ---------------------- -------------------- ----------------
Icahn Master II        November 24, 2008              277,223           9.7988
------------------ ---------------------- -------------------- ----------------
Icahn Master II        November 25, 2008              327,519           9.9678
------------------ ---------------------- -------------------- ----------------
Icahn Master II        November 26, 2008               41,447           9.9988
------------------ ---------------------- -------------------- ----------------
Icahn Master III       November 24, 2008              122,075           9.7988
------------------ ---------------------- -------------------- ----------------
Icahn Master III       November 25, 2008              125,213           9.9678
------------------ ---------------------- -------------------- ----------------
Icahn Master III       November 26, 2008               15,845           9.9988
------------------ ---------------------- -------------------- ----------------
Icahn Partners         November 25, 2008              628,273           9.9678
------------------ ---------------------- -------------------- ----------------
Icahn Partners         November 26, 2008              107,157           9.9988
------------------ ---------------------- -------------------- ----------------

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The information contained in Item 4 is incorporated herein by reference.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Joint Filing Agreement of the Reporting Persons.

     2 Settlement Agreement among the Issuer and the Reporting Persons dated July 21, 2008 (incorporated herein by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on July 21, 2008).

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2008


HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


HOPPER INVESTMENTS LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN CAPITAL LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


IPH GP LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN ENTERPRISES HOLDINGS L.P.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Ragone
     -------------------
     Name: Dominick Ragone
     Title: Chief Financial Officer


BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


                 [Signature Page of Schedule 13D - Yahoo! Inc.]

                                                                       EXHIBIT 1
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Yahoo! Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of December, 2008.


HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


HOPPER INVESTMENTS LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN CAPITAL LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


IPH GP LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN ENTERPRISES HOLDINGS L.P.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Ragone
     -------------------
     Name: Dominick Ragone
     Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


    [Signature Page of Joint Filing Agreement to Schedule 13D - Yahoo! Inc.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


HIGH RIVER LIMITED PARTNERSHIP
Name                              Position
----                              --------
Hopper Investments LLC            General Partner


HOPPER INVESTMENTS LLC
Name                              Position
----                              --------
Barberry Corp.                    Sole Member


BARBERRY CORP.
Name                              Position
----                              --------
Carl C. Icahn                     Chairman of the Board; President
Jordan Bleznick                   Vice President/Taxes
Edward E. Mattner                 Vice President; Authorized Signatory
Gail Golden                       Vice President; Authorized Signatory
Vincent J. Intrieri               Vice President; Authorized Signatory
Keith Cozza                       Secretary; Treasurer
Irene March                       Authorized Signatory


ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name                              Position
----                              --------
Icahn Offshore LP                 General Partner
Carl Icahn                        Chief Executive Officer
Keith A. Meister                  Managing Director
Vincent J. Intrieri               Managing Director
Irene March                       Chief Financial Officer
Edward E. Mattner                 Authorized Signatory
Gail Golden                       Authorized Signatory
Dana Witkin                       Director of Investor Relations
Keith Cozza                       Chief Compliance Officer
Anthony Canova                    Controller


ICAHN PARTNERS LP
Name                              Position
----                              --------
Icahn Onshore LP                  General Partner
Carl Icahn                        Chief Executive Officer
Keith A. Meister                  Managing Director
Vincent J. Intrieri               Managing Director
Irene March                       Chief Financial Officer
Edward E. Mattner                 Authorized Signatory
Gail Golden                       Authorized Signatory
Dana Witkin                       Director of Investor Relations
Keith Cozza                       Chief Compliance Officer
Anthony Canova                    Controller


ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name                              Position
----                              --------
Icahn Capital LP                  General Partner
Carl Icahn                        Chief Executive Officer
Keith A. Meister                  Managing Director
Vincent J. Intrieri               Managing Director
Irene March                       Chief Financial Officer
Edward E. Mattner                 Authorized Signatory
Gail Golden                       Authorized Signatory
Dana Witkin                       Director of Investor Relations
Keith Cozza                       Chief Compliance Officer
Anthony Canova                    Controller


ICAHN CAPITAL LP
Name                              Position
----                              --------
IPH GP LLC                        General Partner
Carl C. Icahn                     Chief Executive Officer; Authorized Signatory
Keith Meister                     Managing Director; Authorized Signatory
Vincent Intrieri                  Managing Director; Authorized Signatory
Edward Mattner                    Authorized Signatory
Gail Golden                       Authorized Signatory
Keith Cozza                       Chief Compliance Officer
Peter K. Shea                     President
Dominick Ragone                   Chief Financial Officer


IPH GP LLC
Name                              Position
----                              --------
Icahn Enterprises                 Sole Member
Holdings L.P.
Carl C. Icahn                     Chief Executive Officer; Authorized Signatory
Keith Meister                     Managing Director; Authorized Signatory
Vincent Intrieri                  Managing Director; Authorized Signatory
Edward Mattner                    Authorized Signatory
Gail Golden                       Authorized Signatory
Keith Cozza                       Chief Compliance Officer
Peter K. Shea                     President
Dominick Ragone                   Chief Financial Officer


ICAHN ENTERPRISES HOLDINGS L.P.
Name                              Position
----                              --------
Icahn Enterprises G.P. Inc.       General Partner
Carl C. Icahn                     Chief Executive Officer; Authorized Signatory
Keith Meister                     Managing Director; Authorized Signatory
Vincent Intrieri                  Managing Director; Authorized Signatory
Edward Mattner                    Authorized Signatory
Gail Golden                       Authorized Signatory
Keith Cozza                       Chief Compliance Officer
Peter K. Shea                     President
Dominick Ragone                   Chief Financial Officer


ICAHN ENTERPRISES G.P. INC.
Name                              Position
----                              --------
Carl C. Icahn                     Chairman
Keith A. Meister                  Vice Chairman; Principal Executive Officer
William A. Leidesdorf             Director
Jack G. Wasserman                 Director
James L. Nelson                   Director
Vincent J. Intrieri               Director
Peter K. Shea                     President
Dominick Ragone                   Interim Chief Financial Officer; Treasurer
John P. Saldarelli                Vice President; Secretary
Felicia P. Buebel                 Assistant Secretary
Craig Petit                       Vice President/Taxes


BECKTON CORP.
Name                              Position
----                              --------
Carl C. Icahn                     Chairman of the Board; President
Jordan Bleznick                   Vice President/Taxes
Edward E. Mattner                 Authorized Signatory
Keith Cozza                       Secretary; Treasurer